Michael T. Larkin Partner (713) 226-6629 Phone (713) 226-6229 Fax mlarkin@porterhedges.com	1000 Main Street, 36th Floor Houston, Texas 77002 (713) 226-6000 TEL (713) 228-1331 FAX porterhedges.com

March 28, 2014

013000-0007

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  H. Roger Schwall

Re:                             Evolution Petroleum Corporation
Registration Statement on Form S-3
Filed February 11, 2014
File No. 333-193899

Dear Mr. Schwall:

This letter is in response to your letter dated March 6, 2014, to Evolution Petroleum Corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-3 (the “Form S-3”).  For your convenience, the response is preceded by the Staff’s comment.  The Company is also sending to the Staff, by Federal Express, copies of the amended Form S-3, as filed today with the Commission, marked to show changes from the original filing.

Registration Statement on Form S-3 filed February 11, 2014

General

1.              The cover page of the current report on Form 8-K that you filed on December 17, 2013 indicates that the “date of earliest event” was December 5, 2013, the date you held your annual meeting.  However, General Instruction B to Form 8-K requires the current report to be filed within four business days, and Instruction 1 to Item 5.07 states that the four-day period begins to run “on the day on which the meeting ended.”  Because you did not file the required current report within the period that Form 8-K specifies, it appears that you are ineligible to use Form S-3.  Refer to Instruction I.A.3(b) of Form S-3.  See also Question 121A.01 of the Compliance and Disclosure Interpretations for Form 8-K, available at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm. When you amend your registration statement, please file it using a form you are eligible to use.

Response.  In response to the Staff’s comment, the Company has received confirmation from the Commission’s Office of Chief Counsel that it has no objection to the Company’s use of Form S-3 notwithstanding the referenced Form 8-K filing.  As a result, the Company is eligible to use Form S-3.

2.              Also, to the extent that you use incorporation by reference in any future Securities Act filings, please be sure to include all the required references so that your document is complete.  In that regard, we note that you did not list at page 24 of your registration statement all the required current reports on Form 8-K filed since fiscal year end.  See Item 12(a)(2) of Form S-3.  We also note that the Form 10-K to which you incorporate by reference also incorporates certain information by reference to the DEF14A you subsequently filed.

Response.  In response to the Staff’s comment, the Company has listed all current reports on Form 8-K filed or furnished since the fiscal year end, and added clarifying language concerning portions of its Definitive Proxy Statement which were incorporated by reference into its annual report on Form 10-K.

Exhibit 5.1

3.              The legality opinion that you file as an exhibit pursuant to Item 601(b)(5) of Regulation S-K must present counsel’s opinion based on the law of the jurisdiction where you, as the issuer, are incorporated.  Refer to Section II.B.1.a of Staff Legal Bulletin No. 19 (CF), which is available at http://www.sec.gov/interps/legal/cfslb19.htm.  In this regard, we note that although you are incorporated in Nevada, the legality opinion you filed is limited to federal law and the laws of the State of Texas.  Please obtain and file as an exhibit a new or revised opinion of counsel which gives effect to this comment.

Response.  In response to the Staff’s comment, the Company has filed as an Exhibit 5.1 an opinion of Nevada counsel concerning the legality of the shares under Nevada law.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 226-6629 with any additional comments or questions you may have.

Very truly yours,

/s/ Michael T. Larkin
Michael T. Larkin

cc: PJ Hamidi
Randall D. Keys